FORM 10-K/A

                   AMENDMENT TO FORM 10-K ANNUAL REPORT

                    SECURITIES AND EXCHANGE COMMISSION

                           Washington, DC 20549

                              AMENDMENT NO. 1

[ X ]  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                                           SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended   December 31, 1998

                                    OR

[   ]  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                                           SECURITIES EXCHANGE ACT OF 1934

For the transition period ended___________________________

Commission File Number              1-7211

                              Ionics, Incorporated
           (Exact name of registrant as specified in it charter)

          Massachusetts                    04-2068530
 State or other jurisdiction of        (I.R.S. Employer
 incorporation or organization       Identification Number)

 65 Grove Street, Watertown, Massachusetts        02472
(Address of principal executive offices)       (Zip Code)

Registrant's telephone number, including area code: 617-926-2500


Securities registered pursuant to Section 12(b) of the Act:

   Title of each class      Name of each exchange on which registered

Common Stock, $1 par value           New York Stock Exchange


        Securities registered pursuant to Section 12(g) of the Act:

                                   None
                             (Title of Class)

/1





The undersigned registrant hereby amends the following items, financial statements, exhibits or other portions of its Annual Report on Form 10-K for the fiscal year ended December 31, 1998 as set forth in the pages attached hereto:

1.Item 14(a) 3. of Part IV of said report on Form 10-K is amended to list Form 11-K, Annual Report of the Ionics Section 401(k) Stock Savings Plan for the year ended December 31, 1998, as Exhibit 13(b) thereto. The Annual Report of the Ionics Section 401(k) Stock Savings Plan on Form 11-K for the year ended December 31, 1998 is hereby filed pursuant to rule 15d-21 and General Instruction F to Form 10-K as an Exhibit to said Annual Report on Form 10-K.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    IONICS, INCORPORATED
                                    (Registrant)



Date:  June 23, 1999                By /s/Stephen Korn
                                       Stephen Korn
                                       Vice President and
                                       General Counsel







/2
















                            PART IV

Item 14.  EXHIBITS, FINANCIAL STATEMENT SCHEDULES AND
          REPORTS ON FORM 8-K

(a)  1.   Financial Statements

          See Index to Financial Statements and Financial
          Statement Schedules on page IV-8.  The Financial
          Statement Schedules are filed as part of this Annual
          Report on Form 10-K.

     2.   Financial Statement Schedules

          See Index to Financial Statements and Financial
          Statement Schedules on page IV-8.

     3.   Exhibits

     Exhibit
       No.    Description
     3.0      Articles of Organization and By-Laws

              3.1    Restated Articles of Organization filed                *
                     April 16, 1986 (filed as Exhibit 3.1 to the
                     Company's Annual Report on Form 10-K for the
                     year ended December 31, 1997).

              3.1(a) Amendment to the Restated Articles of                  *
                     Organization filed June 19, 1987 (filed
                     as Exhibit 3.1(a) to the Company's Annual
                     Report on Form 10-K for the year ended
                     December 31, 1997).

              3.1(b) Amendment to Restated Articles of                      *
                     Organization filed May 13, 1988
                     (filed as Exhibit 3.1(b) to
                     Registration Statement No. 33-38290 on
                     Form S-2 effective January 24, 1991).

              3.1(c) Amendment to Restated Articles of                      *
                     Organization filed May 8, 1992
                     (filed as Exhibit 3.1 to the Company's
                     Quarterly Report on Form 10-Q for the
                     quarterly period ending June 30, 1996).

              3.1(d) Amendment to Restated Articles of                      *
                     Organization filed May 8, 1998
                     (filed as Exhibit 3.1 to the Company's
                     Quarterly Report on Form 10-Q for the
                     quarterly period ending March 31, 1998).

                                      IV-1

/3



              3.2    By-Laws, as amended through November 14, 1997          *
                     (filed as Exhibit 3.2 to the Company's Annual
                     Report on Form 10-K for the year ended
                     December 31, 1997).

     4.0 Instruments defining the rights of security holders, including indentures

              4.1    Renewed Rights Agreement, dated as of                  *
                     August 19, 1997 between Registrant and
                     BankBoston N.A. (filed as Exhibit 1 to
                     the Company's Current Report on Form 8-K
                     dated August 27, 1997).

              4.2    Form of Common Stock Certificate (filed as            *
                     Exhibit 4.2 to the Company's Annual Report
                     on Form 10-K for the year ended
                     December 31, 1997).

     10.0     Material Contracts

              10.1   1979 Stock Option Plan, as amended through            *
                     February 22, 1996 (filed as Exhibit 10.1 to
                     the Company's Annual Report on Form 10-K for the
                     year ended December 31, 1995).

              10.2   1986 Stock Option Plan for Non-Employee Directors,    *
                     as amended through February 19, 1997 (filed as
                     Exhibit 10.2 to the Company's Annual Report on
                     Form 10-K for the year ended December 31, 1996).

              10.3   Amended and Restated Credit Agreement between         *
                     the Company and the First National Bank of Boston
                     dated as of December 31, 1992 (filed as
                     Exhibit 10.3 to the Company's Annual Report
                     for the year ended December 31, 1997).

              10.3(1)Amendment Agreement No. 1, dated as of                *
                     December 31, 1995, to Amended and Restated
                     Credit Agreement between the Company and The
                     First National Bank of Boston (filed as Exhibit
                     10.3(1) to the Company's Annual Report on Form 10-K
                     for the year ended December 31, 1995).

              10.3(2)Amendment Agreement No. 2, dated as of
                     December 31, 1998, to Amended and Restated
                     Credit Agreement between the Company and BankBoston N.A.

              10.4   Operating Agreement dated as of September 27,         *
                     1989 between the Company and Aqua Cool
                     Enterprises, Inc. (filed as Exhibit 10.4 to
                     the Company's Annual Report on Form 10-K for
                     the year ended December 31, 1997).


                                      IV-2
/4


              10.5   Term Lease Master Agreement dated as of               *
                     September 27, 1989 between the Company and
                     Aqua Cool Enterprises, Inc. (filed as
                     Exhibit 10.5 to the Company's Annual Report on
                     Form 10-K for the year ended December 31, 1997).

              10.6   Option Agreement dated as of September 27, 1989       *
                     among the Company, Aqua Cool Enterprises, Inc.
                     and the other parties named therein (filed as
                     Exhibit 10.6 to the Company's registration
                     statement on Form S-2, No. 33-38290,
                     effective January 24, 1991).

              10.7   1994 Restricted Stock Plan (filed as Exhibit 10.12    *
                     to the Company's Annual Report on Form 10-K dated
                     March 30, 1995).

              10.8   1997 Stock Incentive Plan (filed as Exhibit 10.12     *
                     to the Company's Annual Report on Form 10-K dated
                     December 31, 1996).

              10.9   Ionics, Incorporated Supplemental Executive           *
                     Retirement Plan effective as of January 1, 1996
                     (filed as Exhibit 10.9 to the Company's Annual
                     Report on Form 10-K dated December 31, 1997).

              10.10  Form of Employee Retention Agreement dated            *
                     February 24, 1998 between the Company and
                     certain officers of the Company and its
                     subsidiaries (filed as Exhibit 10.10 to the
                     Company's Annual Report on Form 10-K dated
                     December 31, 1997).

              10.11  1998 Non-Employee Directors Fee Plan (filed           *
                     as Exhibit 10.1 to the Company's Quarterly
                     Report on Form 10-Q for the quarterly period
                     ending September 30, 1998).

     13.0(a) Annual Report to Stockholders of the Company for the year ended December 31, 1998 (constituting the following sections: Management's Discussion and Analysis of Results of Operations and Financial Condition; Report of Independent
              Accountants; Consolidated Statements of Operations;
              Consolidated Balance Sheets; Consolidated Statements of
              Cash Flow; Consolidated Statements of Stockholders' Equity;
              Notes to Consolidated Financial Statements; Selected
              Financial Data; Board of Directors; Corporate Officers;
              Principal U.S. Offices, Affiliates & Subsidiaries;
              Corporate Headquarters; Principal Overseas Offices,
              Affiliates & Subsidiaries; Investor Information; Transfer
              Agent & Registrar; and Auditors).

         (b)  Annual Report of the Ionics Section 401(k) Stock Savings
              Plan on Form 11-K for the year ended December 31, 1998.

                                      IV-3
/5


     21.0     Subsidiaries of the Registrant.

     23.0     Consents

              23.1   Consent of PricewaterhouseCoopers LLP
                     to incorporation by reference of that firm's report dated February 19, 1999, which is included on page 21 of the Registrant's
                     Annual Report to Stockholders
                     for the year ended December 31, 1998.

     24.0     Power of Attorney.

     27.0     Financial Data Schedule.                                    **
________________________________
     *   incorporated herein by reference
     **  for electronic purposes only

























                                      IV-4









/6





                                  EXHIBIT INDEX
                                                                     Sequentially
     Exhibit                                                           Numbered
       No.      Description                                              Page

     3.0      Articles of Organization and By-Laws

              3.1     Restated Articles of Organization filed              *
                      April 16, 1986 (filed as Exhibit 3.1 to the
                      Company's Annual Report on Form 10-K for the
                      year ended December 31, 1997).

              3.1(a)  Amendment to the Restated Articles of                *
                      Organization filed June 19, 1987 (filed
                      as Exhibit 3.1(a) to the Company's Annual
                      Report on Form 10-K for the year ended
                      December 31, 1997).

              3.1(b)  Amendment to Restated Articles of                    *
                      Organization filed May 13, 1988
                      (filed as Exhibit 3.1(b) to
                      Registration Statement No. 33-38290 on
                      Form S-2 effective January 24, 1991).

              3.1(c)  Amendment to Restated Articles of                    *
                      Organization filed May 8, 1992
                      (filed as Exhibit 3.1 to the Company's
                      Quarterly Report on Form 10-Q for the quarterly
                      period ending June 30, 1996).

              3.1(d)  Amendment to Restated Articles of                    *
                      Organization filed May 8, 1998
                      (filed as Exhibit 3.1 to the Company's
                      Quarterly Report on Form 10-Q for the
                      quarterly period ending March 31, 1998).

              3.2     By-Laws, as amended through November 14, 1997        *
                      (filed as Exhibit 3.2 to the Company's Annual
                      Report on Form 10-K for the year ended
                      December 31, 1997).

     4.0 Instruments defining the rights of security holders, including indentures

              4.1     Renewed Rights Agreement, dated as of                *
                      August 19, 1997 between Registrant and
                      BankBoston N.A. (filed as Exhibit 1 to
                      the Company's Current Report on Form 8-K
                      dated August 27, 1997).




/7



              4.2     Form of Common Stock Certificate (filed as           *
                      Exhibit 4.2 to the Company's Annual Report
                      on Form 10-K for the year ended
                      December 31, 1997).

     10.0     Material Contracts

              10.1    1979 Stock Option Plan, as amended through           *
                      February 22, 1996 (filed as Exhibit 10.1 to
                      the Company's Annual Report on Form 10-K for the
                      year ended December 31, 1995).

              10.2    1986 Stock Option Plan for Non-Employee Directors,   *
                      as amended through February 19, 1997 (filed as
                      Exhibit 10.2 to the Company's Annual Report on
                      Form 10-K for the year ended December 31, 1996).

              10.3    Amended and Restated Credit Agreement between        *
                      the Company and the First National Bank of Boston
                      dated as of December 31, 1992 (filed as
                      Exhibit 10.3 to the Company's Annual Report
                      for the year ended December 31, 1997).

              10.3(1) Amendment Agreement No. 1, dated as of               *
                      December 31, 1995, to Amended and Restated
                      Credit Agreement between the Company and The
                      First National Bank of Boston (filed as Exhibit
                      10.3(1) to the Company's Annual Report on Form 10-K
                      for the year ended December 31, 1995).

              10.3(2) Amendment Agreement No. 2, dated as of               35
                      December 31, 1998, to Amended and Restated
                      Credit Agreement between the Company and
                      BankBoston N.A.

              10.4    Operating Agreement dated as of September 27,        *
                      1989 between the Company and Aqua Cool
                      Enterprises, Inc. (filed as Exhibit 10.4 to
                      the Company's Annual Report on Form 10-K for
                      the year ended December 31, 1997).

              10.5    Term Lease Master Agreement dated as of              *
                      September 27, 1989 between the Company and
                      Aqua Cool Enterprises, Inc. (filed as
                      Exhibit 10.5 to the Company's Annual Report on
                      Form 10-K for the year ended December 31, 1997).

              10.6    Option Agreement dated as of September 27, 1989      *
                      among the Company, Aqua Cool Enterprises, Inc.
                      and the other parties named therein (filed as
                      Exhibit 10.6 to the Company's registration
                      statement on Form S-2, No. 33-38290,
                      effective January 24, 1991).


/8


              10.7    1994 Restricted Stock Plan (filed as Exhibit 10.12   *
                      to the Company's Annual Report on Form 10-K dated
                      March 30, 1995).

              10.8    1997 Stock Incentive Plan (filed as Exhibit 10.12    *
                      to the Company's Annual Report on Form 10-K dated
                      December 31, 1996).

              10.9    Ionics, Incorporated Supplemental Executive          *
                      Retirement Plan effective as of January 1, 1996
                      (filed as Exhibit 10.9 to the Company's Annual
                      Report on Form 10-K dated December 31, 1997).

              10.10   Form of Employee Retention Agreement dated           *
                      February 24, 1998 between the Company and
                      certain officers of the Company and its
                      subsidiaries (filed as Exhibit 10.10 to the
                      Company's Annual Report on Form 10-K dated
                      December 31, 1997).

              10.11   1998 Non-Employee Directors Fee Plan (filed          *
                      as Exhibit 10.1 to the Company's Quarterly
                      Report on Form 10-Q for the quarterly period
                      ending September 30, 1998).

     13.0(a)  Annual Report to Stockholders of the Company for the        40
              year ended December 31, 1998 (constituting the following
              sections:  Management's Discussion and Analysis of Results of Operations and Financial Condition; Report of Independent
              Accountants; Consolidated Statements of Operations;
              Consolidated Balance Sheets; Consolidated Statements of
              Cash Flow; Consolidated Statements of Stockholders' Equity;
              Notes to Consolidated Financial Statements; Selected
              Financial Data; Board of Directors; Corporate Officers;
              Principal U.S. Offices, Affiliates & Subsidiaries;
              Corporate Headquarters; Principal Overseas Offices,
              Affiliates & Subsidiaries; Investor Information; Transfer
              Agent & Registrar, and Auditors).

         (b)  Annual Report of the Ionics Section 401(k) Stock Savings
              Plan on Form 11-K for the year ended December 31, 1998.     75

     21.0     Subsidiaries of the Registrant.                             76

     23.0     Consents

              23.1   Consent of PricewaterhouseCoopers LLP                77
                     to incorporation by reference of that firm's
                     report dated February 19, 1999, which is
                     included on page 21 of the Registrant's
                     Annual Report to Stockholders
                     for the year ended December 31, 1998.

     24.0     Power of Attorney.                                          78

     27.0     Financial Data Schedule.                                    **
________________________________
     *   incorporated herein by reference
     **  for electronic purposes only



/9





                 Exhibit No. 13(b) to Annual Report on Form 10-K of Ionics, Incorporated for the year ended December 31, 1998





                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                    FORM 11-K




(Mark One)

[X]  Annual report pursuant to Section 15(d) of the Securities
     Exchange Act of 1934

For the fiscal year ended          December 31, 1998

                                 OR

[ ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from _________ to _________

Commission file number   1-7211



        A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

              Ionics Section 401(k) Stock Savings Plan

        B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                        IONICS, INCORPORATED

                           65 Grove Street

                Watertown, Massachusetts  02472-2882

/10










              IONICS SECTION 401(k) STOCK SAVINGS PLAN

      INDEX OF FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
           For the years ended December 31, 1998 and 1997
                              ________




                                                           Page(s)

Independent Auditors Report                                   2

Financial Statements:

   Statements of Net Assets Available for Plan Benefits
       at December 31, 1998 and 1997                         3-4

   Statements of Changes in Net Assets Available for
       Plan Benefits for the years ended December 31,
       1998 and 1997                                         5-6

Notes to Financial Statements                                7-11

Supplemental Schedules:

   Schedule of Assets Held for Investment Purposes, at
       December 31, 1998                                      12

   Schedule of Reportable Transactions
       for the year ended December 31, 1998                   13

   Schedule of Nonexempt Transactions
       for the year ended December 31, 1998                   14









/11





                       INDEPENDENT AUDITOR'S REPORT


Administrators
Ionics Section 401(k) Stock Savings Plan
Watertown, Massachusetts

       We have audited the accompanying statements of net assets available for plan benefits of the Ionics Section 401(k) Stock Savings Plan (the
Plan) as of December 31, 1998 and 1997, and the related statement of changes in net assets available for plan benefits for the years then ended. These financial statements and the schedules referred to below are the responsibility of the plan administrator. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

       We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

       In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1998 and 1997 and the changes in its net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

       Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes, reportable transactions and nonexempt transactions are presented for purposes of complying with the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and are not a required part of the basic financial statements. Such schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

                                       /s/BELANGER & COMPANY, P.C.
                                       CERTIFIED PUBLIC ACCOUNTANTS

Chelmsford, Massachusetts
June 14, 1999

/12



                                    -2-


                                                IONICS SECTION 401(K) STOCK SAVINGS PLAN
                                           STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                                            DECEMBER 31, 1998

                                            PARTICIPANT - DIRECTED FUNDS
                     IONICS, INC.                       INDEXED  MULTI-    INDEXED   JANUS      BT       PARTIC-
                       COMMON    PURITAN    CONTRAFUND   BOND    ASSET     EQUITY   WORLDWIDE PYRAMID    IPANT    CASH/
                     STOCK FUND   FUND         FUND       FUND   FUND       FUND      FUND    GIC FUND   LOANS    OTHER    TOTAL
ASSETS:
INVESTMENTS @ MARKET
  (SEE NOTES 2,3 & 7)
  IONICS, INCORPORATED
  COMMON STOCK: 362,638
  SHARES @ $29.9375
  PER SHARE          $10,856,475
$10,856,475

  PURITAN FUND:
  112,008.059 SHARES @
  $20.07 PER SHARE               $2,248,001
2,248,001

  CONTRAFUND FUND:
  79,138.441 SHARES @
  $56.79 PER SHARE                          $4,494,272
4,494,272

  INDEXED BOND FUND:
  31,702.851 SHARES @
  $10.93 PER SHARE                                     $346,512
346,512

  MULTI-ASSET FUND:
  68,193.101 SHARES @
  $15.36 PER SHARE                                              $1,047,446
1,047,446

  INDEXED EQUITY FUND:
  10,428.763 SHARES @
  $33.39 PER SHARE                                                         $348,217
348,217

  JANUS WORLDWIDE FUND:
  11,714.329 SHARES @
  $47.36 PER SHARE                                                                  $554,791
554,791

  BT PYRAMID GIC FUND                                                                         $1,165,028
1,165,028

CASH & CASH EQUIVALENTS 202,839
202,839

AMOUNTS RECEIVABLE:
  FROM SPONSOR                                                                                                      60,046
60,046
  FROM PLAN PARTICIPANTS                                                                                           232,343
232,343

LOANS RECEIVABLE FROM
PLAN PARTICIPANTS                                                                                         792,691
792,691

 TOTAL ASSETS        $11,059,314 $2,248,001 $4,494,272 $346,512 $1,047,446 $348,217 $554,791  $1,165,028 $792,691 $292,389
$22,348,661

LIABILITIES               -0-         -0-       -0-       -0-      -0-        -0-      -0-       -0-        -0-      -0-

NET ASSETS AVAILABLE
FOR PLAN BENEFITS    $11,059,314 $2,248,001 $4,494,272 $346,512 $1,047,446 $348,217 $554,791  $1,165,028 $792,691 $292,389
$22,348,661
                     =========== ========== ========== ======== ========== ======== ========  ========== ======== ========
===========

                               The accompanying notes are an integral part of these financial statements.

                                                                   -3-

/13


                                              IONICS SECTION 401(K) STOCK SAVINGS PLAN
                                         STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                                          DECEMBER 31, 1997
                                            PARTICIPANT - DIRECTED FUNDS
                     IONICS, INC.                       INDEXED  MULTI-  INDEXED   JANUS      BT      PARTIC-
                       COMMON    PURITAN    CONTRAFUND   BOND    ASSET   EQUITY   WORLDWIDE PYRAMID   IPANT    CASH/
                     STOCK FUND   FUND         FUND       FUND   FUND     FUND      FUND    GIC FUND  LOANS    OTHER    TOTAL
ASSETS:
INVESTMENTS @ MARKET
  (SEE NOTES 2,3 & 7)
  IONICS, INCORPORATED
  COMMON STOCK: 327,902
  SHARES @ $39.125
  PER SHARE          $12,829,166                                                                                        $12,829,166

  PURITAN FUND:
  98,235.430 SHARES @
  $19.38 PER SHARE               $1,903,802                                                                               1,903,802

  CONTRAFUND FUND:
  73,804.616 SHARES @
  $46.63 PER SHARE                          $3,441,509                                                                    3,441,509

  INDEXED BOND FUND:
  14,085.539 SHARES @
  $10.74 PER SHARE                                     $151,279                                                             151,279

  MULTI-ASSET FUND:
  33,107.937 SHARES @
  $14.83 PER SHARE                                              $490,991                                                    490,991

  INDEXED EQUITY FUND:
  2,404.482 SHARES @
  $27.05 PER SHARE                                                       $65,041                                             65,041

  JANUS WORLDWIDE FUND:
  6,281.68 SHARES @
  $37.78 PER SHARE                                                                $237,322                                  237,322

  BT PYRAMID GIC FUND                                                                       $965,208                        965,208

CASH & CASH EQUIVALENTS 158,563                                                                                      30     158,593

AMOUNTS RECEIVABLE:
  FROM SPONSER                                                                                                   54,277      54,277
  FROM PLAN PARTICIPANTS                                                                                        209,476     209,476

LOANS RECEIVABLE FROM
PLAN PARTICIPANTS                                                                                     $682,144              682,144

 TOTAL ASSETS        $12,987,729 $1,903,802 $3,441,509 $151,279 $490,991 $ 65,041 $237,322  $965,208  $682,144 $263,783 $21,188,808

LIABILITIES               -0-         -0-       -0-       -0-      -0-      -0-      -0-       -0-       -0-      -0-         -0-
NET ASSETS AVAILABLE
FOR PLAN BENEFITS    $12,987,729 $1,903,802 $3,441,509 $151,279 $490,991 $ 65,041 $237,322  $965,208  $682,144 $263,783 $21,188,808
                     =========== ========== ========== ======== ======== ======== ========  ========  ======== ======== ===========
                             The accompanying notes are an integral part of these financial statements.

                                                                 -4-

/14



                                                IONICS SECTION 401(K) STOCK SAVINGS PLAN
                                     STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                                  FOR THE YEAR ENDED DECEMBER 31, 1998

                                                           PARTICIPANT - DIRECTED FUNDS
                           IONICS, INC.                       INDEXED   MULTI-     INDEXED    JANUS       BT
                             COMMON    PURITAN    CONTRAFUND   BOND     ASSET      EQUITY    WORLDWIDE  PYRAMID
                           STOCK FUND   FUND         FUND      FUND     FUND        FUND       FUND     GIC FUND      SUB-TOTAL
NET ASSETS AVAILABLE
  FOR PLAN BENEFITS -
  BEGINNING OF YEAR        $12,987,729 $1,903,802 $3,441,509  $151,279 $  490,991  $ 65,041  $237,322   $  965,208  $20,242,881

NET INVESTMENT INCOME,
  PRINCIPALLY INTEREST
  AND DIVIDENDS                  5,609    231,338    331,178    20,502    154,945    14,538     2,132       55,803      816,045

NET APPRECIATION(DEPREC-
  IATION)IN THE FAIR VALUE
  OF INVESTMENTS            (3,135,925)    87,485    734,112    (2,727)   (34,794)   50,472    86,030                (2,215,347)

CONTRIBUTIONS:
  PARTICIPANTS
  EMPLOYER

ACQUISITIONS

LOAN ADVANCES

LOAN REPAYMENTS

TRANSFERS                    1,649,130     25,376    (12,527)  177,458    436,304   218,166   229,307     144,017     2,867,231

DISTRIBUTIONS TO
  PARTICIPANTS               (447,229)                                                                                 (447,229)

NET INCREASE(DECREASE)     (1,928,415)    344,199  1,052,763   195,233    556,455   283,176   317,469     199,820     1,020,700

NET ASSETS AVAILABLE
  FOR PLAN BENEFITS -
  END OF YEAR             $11,059,314  $2,248,001 $4,494,272  $346,512 $1,047,446  $348,217  $554,791   $1,165,028  $21,263,581
                           =========== ========== ==========  ======== ==========  ========  ========   ==========  ===========

                               The accompanying notes are an integral part of these financial statements.









                                                                   -5-
/15
                                                                         Page 1 of 2



                                                IONICS SECTION 401(K) STOCK SAVINGS PLAN
                                     STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                                  FOR THE YEAR ENDED DECEMBER 31, 1998

                           PARTICIPANT - DIRECTED FUNDS
                           SUB-TOTAL      PARTICIPANT    CASH/
                             Page 1       LOANS          OTHER          TOTAL
NET ASSETS AVAILABLE
  FOR PLAN BENEFITS -
  BEGINNING OF YEAR        $20,242,8$     $ 682,144      $   263,783    $21,188,808

NET INVESTMENT INCOME,
  PRINCIPALLY INTEREST
  AND DIVIDENDS                816,045       74,167              408        890,620

NET APPRECIATION(DEPREC-
  IATION)IN THE FAIR VALUE
  OF INVESTMENTS            (2,215,347)                                  (2,215,347)

CONTRIBUTIONS:
  PARTICIPANTS                                             3,743,207      3,743,207
  EMPLOYER                                                   778,688        778,688

ACQUISITIONS                                   6,463         126,857        133,320

LOAN ADVANCES                                425,845        (425,845)         - 0 -

LOAN PAYMENTS                               (366,140)        366,140          - 0 -

TRANSFERS                    2,867,231                    (2,867,231)         - 0 -

DISTRIBUTIONS TO
PARTICIPANTS                  (447,229)     ( 29,788)     (1,693,618)    (2,170,635)

NET INCREASE(DECREASE)       1,020,700       110,547          28,606      1,159,853

NET ASSETS AVAILABLE
  FOR PLAN BENEFITS -
  END OF YEAR              $21,263,581       792,691     $   292,389    $22,348,661
                           ===========    ==========     ===========    ===========

                             The accompanying notes are an integral part of these financial statements.







/16
                                                                       Page 2 of 2


                                              IONICS SECTION 401(K) STOCK SAVINGS PLAN
                                   STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                                FOR THE YEAR ENDED DECEMBER 31, 1997

                                                           PARTICIPANT - DIRECTED FUNDS
                           IONICS, INC.            ASSET               INDEXED     MULTI-  INDEXED   JANUS      BT
                             COMMON    PURITAN    MANAGER   CONTRAFUND   BOND      ASSET   EQUITY   WORLDWIDE PYRAMID
                           STOCK FUND   FUND       FUND        FUND      FUND      FUND     FUND      FUND    GIC FUND SUB-TOTAL
NET ASSETS AVAILABLE
  FOR PLAN BENEFITS -
  BEGINNING OF YEAR        $14,909,485 $1,549,304 $373,535  $2,510,380 $     -0-  $   -0-  $    -0- $    -0-  $868,421 $20,211,125

NET INVESTMENT INCOME,
  PRINCIPALLY INTEREST
  AND DIVIDENDS                  4,530    152,513    6,618     327,767    9,607     55,298   1,895    16,036    53,487     627,751

NET APPRECIATION(DEPREC-
  IATION)IN THE FAIR VALUE
  OF INVESTMENTS            (2,880,259)   187,359   45,574     310,606   (8,003)   (30,496)    (91)  (15,504)           (2,390,814)

CONTRIBUTIONS:
  PARTICIPANTS
  EMPLOYER

ACQUISITIONS

LOAN PAYMENTS

TRANSFERS                   1,383,234      14,626 (425,727)    292,756  149,675    466,189  63,237   236,790    44,717   2,225,497

WITHDRAWALS BY AND
  DISTRIBUTIONS TO
  PARTICIPANTS               (429,261)                                                                          (1,417)   (430,678)

NET INCREASE(DECREASE)     (1,921,756)    354,498 (373,535)    931,129  151,279    490,991  65,041   237,322    96,787      31,756

NET ASSETS AVAILABLE
  FOR PLAN BENEFITS -
  END OF YEAR             $12,987,729  $1,903,802       $0  $3,441,509 $151,279   $490,991 $65,041  $237,322  $965,208 $20,242,881
                          ===========  ========== ========= ========== ========   ======== =======  ========  ======== ===========

                             The accompanying notes are an integral part of these financial statements.









                                                                 -6-
/17
                                                                            Page 1 of 2


                                              IONICS SECTION 401(K) STOCK SAVINGS PLAN
                                   STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                                FOR THE YEAR ENDED DECEMBER 31, 1997
<CATION>

                           PARTICIPANT - DIRECTED FUNDS
                           SUB-TOTAL      PARTICIPANT    CASH/
                             PAGE 1       LOANS          OTHER          TOTAL
NET ASSETS AVAILABLE
  FOR PLAN BENEFITS -
  BEGINNING OF YEAR        $20,211,125    $  644,327     $   733,125    $21,588,577

NET INVESTMENT INCOME,
  PRINCIPALLY INTEREST
  AND DIVIDENDS                627,751       57,270           13,184        698,205

NET APPRECIATION(DEPREC-
  IATION)IN THE FAIR VALUE
  OF INVESTMENTS            (2,390,814)                                  (2,390,814)

CONTRIBUTIONS:
  PARTICIPANTS                                             2,617,995      2,617,995
  EMPLOYER                                                   750,045        750,045

ACQUISITIONS                                                 198,953        198,953

LOAN PAYMENTS                                (505,099)       441,256        (63,843)

TRANSFERS                    2,225,497                    (2,225,497)             0

WITHDRAWALS BY AND
  DISTRIBUTIONS TO
  PARTICIPANTS                (430,678)       485,646     (2,265,278)    (2,210,310)

NET INCREASE(DECREASE)          31,756         37,817       (469,342)      (399,769)

NET ASSETS AVAILABLE
  FOR PLAN BENEFITS -
  END OF YEAR              $20,242,881    $  682,144     $   263,783    $21,188,808
                           ===========    ==========     ===========    ===========

                             The accompanying notes are an integral part of these financial statements.








/18

                                                                          Page 2 of 2



             IONICS SECTION 401(K) STOCK STOCK SAVINGS PLAN

                      NOTES TO FINANCIAL STATEMENTS

                            DECEMBER 31, 1998

Note 1:  THE PLAN AND ITS PROVISIONS

The Ionics Section 401(k) Stock Savings Plan (the "Plan") became effective January 1, 1986. Effective May 1, 1994, the Plan was amended to provide a broader range of investment selections for Plan participants and the opportunity to change investment elections on a quarterly basis. Other amendments to the Plan were also adopted, including provisions to permit participants to borrow from their accounts. On August 25, 1997, the Plan was amended to increase the number of investment options, reduce the period for changing contribution rates from quarterly to monthly, and institute daily account valuation. In addition, the trustee was changed from PNC Bank to New York Life Trust Company. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

General

     The Plan is a defined contribution plan qualified under Section 401(k) of the U.S. Internal Revenue Code covering all permanent employees of Ionics, Incorporated and domestic subsidiaries (the "Company") working at least 20 hours per week who have completed one year of service. The Plan was established to provide benefits to participants upon retirement, termination of employment, death, permanent and total disability, or demonstration of financial hardship. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974.

Investment Options

     The following investment options are available to participants:

     Ionics, Incorporated Common Stock Fund - This fund invests directed contributions solely in common stock of the Company.

     Fidelity Puritan Fund - This mutual fund maintains a broadly based conservatively managed diversified investment portfolio which is primarily income oriented with a secondary emphasis on growth. Its portfolio consists principally of high yielding common and preferred stocks and corporate bonds.

     Fidelity Contrafund - This mutual fund invests primarily in common stocks and securities convertible into common stocks, and has capital appreciation as its investment objective.



                                   -7-
/19


     MainStay Institutional Indexed Bond Fund - This income mutual fund invests in investment grade corporate and U.S. Government bonds, mortgage-backed securities and asset-backed securities. The fund measures itself by the Salomon Brothers Broad Investment Grade Bond Index.

     MainStay Institutional Multi-Asset Fund - This fund is an asset allocation mutual fund which varies the amount invested in each class of assets, based on anticipated risks and returns associated with each class. The fund invests in domestic and foreign common stocks, fixed income securities and money market instruments. Its objective is to maximize total return.

     MainStay Institutional Indexed Equity Fund - This fund is a growth and income mutual fund. The fund seeks to correspond with the Standard & Poor's Composite Index of 500 Stocks.

     Janus Worldwide Fund - This fund seeks long-term growth with preservation of capital. It invests mainly in common stocks of domestic and foreign issuers. It will normally invest in issuers from at least five different countries, including the United States. Foreign investing may be subject to greater risks than domestic investing.

     BT Pyramid GIC Fund - This fund, administered by The Bankers Trust Company, invests primarily in Guaranteed Investment Contracts and Bank Investment Contracts and Bankers Trust Commingled short-term investment funds, and has as its objectives safety of principal, stability, superior yields and a predictable annual return. The fund sets an estimated range of return on an annual basis, but because results can be affected by economic or market conditions, it does not guarantee the rate.

     All cash transactions, including contributions, fund purchases, fund liquidations, loans, distributions, etc. were made through a conduit account, which is an interest bearing cash account with the PNC Bank, New England. On August 25, 1997 this account was changed to the MainStay Institutional Money Market Fund.

     Participant Contributions

     Employees who meet certain length of service requirements may elect to become participants in the Plan and contribute, on a pre-tax basis, from 1% to 12% of their compensation as defined by the Plan. The annual amounts so contributed by employees are subject to certain federal income tax limitations. Contributions made by employees to the Plan may be used to purchase either common stock of the Company or may be directed to be invested in any of the available investment funds.

     Participant Accounts

     Each participant's account is credited with the participant's contribution and an allocation of Plan earnings. Allocations are based on total investment earnings and average participant investment balances, as defined.


                                    -8-
/20


     Company Contribution

     The terms and conditions of the Plan provide for the Company to contribute 50% of the first 6% an employee elects to invest in common stock of the Company (subject to certain limitations). The maximum annual amount that the Company may contribute on behalf of employees is currently $900,000, and that limit is set by the Board of Directors of the Company. Matching Company contributions under the Plan are invested solely in common stock of the Company. Non-vested Company contributions may, subject to certain restrictions, be forfeited upon withdrawal of the employee from the Plan and be used as a credit to reduce future Company contributions.

     Vesting

     All participant contributions are 100% vested when made. Company matching contributions are vested in increasing percentages based on the years of service of the individual employee, from 33 1/3% after two years to 100% after four years.

     Plan Expenses

     The Plan provides that all expenses of the Plan and its administration shall be paid by the Company.

     Withdrawals

     A participant can make a hardship withdrawal of his or her own contributions, subject to Internal Revenue Service restrictions. A participant may withdraw the entire vested amount due to his or her own contributions after attaining age 59 1/2.

     Loans

     A participant can borrow money from his or her vested account subject to certain rules including a minimum amount of $1,000 and a maximum amount not to exceed the lesser of 50% of the participant's total vested account balance or $50,000.

Note 2:  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of Presentation

     The accompanying financial statements are presented on the accrual basis of accounting.

     Valuation of Investments

     Investment of the Plan in Ionics, Incorporated common stock is stated at market, market being the last sale price on December 31, 1998 of Ionics, Incorporated common stock as reported on the New York Stock Exchange. Investments in the Plan of the Fidelity Funds, the Mainstay Institutional Funds and the BT Pyramid GIC Fund are stated at the Net Asset Value of the funds reported as of December 31, 1998.

                                    -9-
/21


     The Plan presents in the statement of changes in net assets available for plan benefits the net appreciation (depreciation) in the fair value of its investments which consist of realized gains or losses and the unrealized appreciation (depreciation) of these investments.

     Payment of Benefits

     Benefits are recorded when paid.

Note 3:  INVESTMENTS

     The following is a summary of investments at December 31, 1998 and 1997, respectively:

                                    Market Value                     Cost

                                 1998          1997          1998          1997
        Investments At Fair Value
          As Determined By Quoted
          Market Price

        Ionics, Incorporated
          Common Stock        $10,856,475   $12,829,166   $ 9,964,585   $ 8,627,726

        Fidelity Investments:
          Puritan               2,248,001     1,903,802     1,952,133     1,651,163
          Contrafund            4,494,272     3,441,509     3,365,420     2,897,030

        Mainstay Institutional:

          Indexed Bond            346,512       151,279       353,422       160,749
          Multi-Asset           1,047,446       490,991     1,113,981       521,808
          Indexed Equity          348,217        65,041       301,639        65,042
          Money Market            202,839       158,593       202,839       158,593

        Janus Worldwide Fund:     554,791       237,322       484,674       250,472

        BT Pyramid GIC Fund:    1,165,028       965,208     1,165,028       965,208

        Other Investments

        Participant Loans         792,691       682,144       792,691       682,144
                              $22,056,272   $20,925,055   $19,696,412   $15,979,935

Note 4: INCOME TAX STATUS

             The Internal Revenue Service has determined and informed the Company by a letter dated September 12, 1995 that the Plan is qualified and the trust established under the Plan is tax-exempt, under the appropriate sections of the Code.



                                   -10-
/22


Note 5: PLAN TERMINATION

             Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

Note 6: RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

             The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 1998 and 1997 to Form 5500:

                                               1998          1997
          Net assets available for benefits
             per the financial statements   $22,348,661   $21,188,808

          Amounts allocated to withdrawing
             participants                      (171,046)      (99,676)

          Net assets available for benefits
             per the form 5500              $22,177,615   $21,089,132

             The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 1998 to Form 5500:

          Distributions to participants per the
          financial statements:                           $ 2,170,635

          Add: Amounts allocated to withdrawing
             participants at December 31, 1998                171,046

          Less: Amounts allocated to withdrawing
             participants at December 31, 1997               ( 99,676)

          Benefits paid to participants per Form 5500     $ 2,242,005

             Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.






                                  -11-

/23


ATTACHMENT TO FORM 5500
EIN: 04-2068530
PN:  003

                                                              SCHEDULE I

                IONICS SECTION 401(K) STOCK SAVINGS PLAN

       ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                            DECEMBER 31, 1998


                                     Face Amount,
                                      Shares or                       Current
Description of Investment               Rate            Cost           Value
Ionics, Incorporated
  Common Stock                        362,638        $ 9,964,585     $10,856,475

Fidelity Investments:
  Puritan Fund                        112,008         1,952,133        2,248,001
  Contrafund                           79,138         3,365,420        4,494,272

MainStay Institutional:
    Indexed Bond                       31,703           353,422          346,512
    Multi-Asset Fund                   68,193         1,113,981        1,047,446
    Indexed Equity Fund                10,429           301,639          348,217
    Money Market                                        202,839          202,839

Janus Worldwide Fund                   11,714           484,674          554,791

BT Pyramid GIC Fund                                   1,165,028        1,165,028

Participant Loans
(Rate of Interest 7.43% to 10.50%)                        -0-            792,691

    Total Funds Invested                             $18,903,721     $22,056,272






   The accompanying notes are an integral part of these supplemental schedules.




                                       -12-
/24



ATTACHMENT TO FORM 5500                                             SCHEDULE II
EIN: 04-2068530
PN:  003

                   IONICS SECTION 401(K) STOCK SAVINGS PLAN
                ITEM 27D - SCHEDULE OF REPORTABLE TRANSACTIONS
                     FOR THE YEAR ENDED DECEMBER 31, 1998
                                                             Current Value
                                                              Of Asset On
                          Purchase     Selling     Cost of    Transaction Net Gain
Description of Asset        Price       Price       Asset        Date      (Loss)
INDIVIDUAL TRANSACTIONS

None


SERIES OF TRANSACTIONS

Purchase:

  Company Stock
  59,710 shares of
  Ionics, Inc.
  Common Stock            $2,017,841

Sale:

  Company Stock
  9,830 shares of
  Ionics, Inc.
  Common Stock                        $  403,109  $ 264,023   $  403,109  $ 139,086







     The accompanying notes are an integral part of these supplemental schedules.


                                         -13-
/25





       ATTACHMENT TO FORM 5500
EIN: 04-2068530
PN:  003                                                      SCHEDULE III



                       IONICS SECTION 401(K) STOCK SAVINGS PLAN
                     ITEM 27f - SCHEDULE OF NONEXEMPT TRANSACTIONS
                         FOR THE YEAR ENDED DECEMBER 31, 1998

  (a)          (b)             (c)            (d)       (e)        (h)        (i)          (j)
Identity                                                                    Current
of Party   Relationship    Description of   Purchase  Selling    Cost of     Value      Net Gain
Involved      to Plan       Transaction      Price     Price      Asset     of Asset     (Loss)

Ionics,      Employer      Late payment of  $  2,925  $ 2,925    $ 2,925    $ 2,925     $  -0-
Inc.                        contributions
                            to the Plan


           Note: The total amount due for the nonexempt transaction was paid on January 20, 1999.
















The accompanying notes are an integral part of these supplemental schedules.





                                      -14-
/26






                               SIGNATURES



  Ionics Section 401(k) Stock Savings Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                   IONICS SECTION 401(K) STOCK
                                   STOCK SAVINGS PLAN



Date: June 23, 1999                By /s/John P. Bergeron
                                      John P. Bergeron
                                      Administrator and Vice President






























                                  -15-
/27





                                               EXHIBIT 1





            CONSENT OF INDEPENDENT ACCOUNTANTS

    We consent to the incorporation by reference in the registration statement of the Ionics Section 401(k) Stock Savings Plan on Form S-8 (Registration No. 33-2092) of our report dated June 14, 1999 on our audits of the financial statements of the Ionics Section 401(k) Stock Savings Plan as of December 31, 1998 and 1997, which report is included in this Annual Report on Form 11-K of the Plan which is being filed as Exhibit 13(b) to the Annual Report on Form 10-K of Ionics, Incorporated for the year ended December 31, 1998.



                               /s/BELANGER & COMPANY P.C.
                               CERTIFIED PUBLIC ACCOUNTANTS

Chelmsford, Massachusetts
    June 21, 1999
























                           -16-
/28